UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change of Directors

Resignation of Qinbai Zhou

On April 26, 2021, Mr. Qinbai Zhou resigned from his position as a Director of the board of directors (the “Board”) of Urban Tea, Inc. (the “Company”) and Chairman of the Nominating and Corporate Governance Committee (“Nominating Committee”) of the Board effective immediately. Mr. Zhou’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices.

Appointment of Diyu Jiang

Effective on April 26, 2021, the Board appointed Ms. Diyu Jiang as a Director of the Board and Chairwoman of the Nominating Committee to fill the vacancy created by the resignation of Mr. Zhou. The biographical information of Ms. Jiang is set forth below.

Ms. Jiang, age 33, has served as the General Manager of Changsha Hengchuan Financial Consulting Limited since January 2020. From January 2015 to December 2019, Ms. Jiang served as an auditor at Changsha Zhichao United CPA Firm. She also served as a Treasurer at Hunan Sports Industry Group from September 2012 to December 2014. Ms. Jiang holds a bachelor’s degree in accounting from Xiangtan University and is a certified public accountant in the People’s Republic of China.

Ms. Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Jiang also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing her service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibits 99.1.

Registered Direct Offering

On April 28, 2021, Urban Tea, Inc. (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 6,950,000 of its ordinary shares (“Ordinary Shares”) in a registered direct offering and warrants (“Warrants”) to purchase 6,950,000 Ordinary Shares in a concurrent private placement (the “Offering”), for gross proceeds of approximately $25 million. The Warrants will be exercisable immediately following the date of issuance for a period of five and a half years at an initial exercise price of $3.60. The purchase price for each Ordinary Share and the corresponding Warrant is $3.60. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions. The Company also agreed in the Purchase Agreement that it would file with the Securities and Exchange Commission a registration statement on Form F-1 (or such other form as the Company is then eligible to use) as soon as practicable (and in any event within 45 calendar days of the date of the Purchase Agreement) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the Warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 75 days following the closing of the Offering.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for sixty (60) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for research and development and commercialization of blockchain software, cryptocurrency mining and for working capital and general corporate purposes. The Offering closed on April 30, 2021.

The Company entered into a letter agreement dated February 18, 2021, as amended (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Warrant, form of Lock-Up Agreement and the Letter Agreement are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On April 28, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
99.1	Director Offer Letter, dated April 26, 2021, by and between Diyu Jiang and Urban Tea, Inc.
99.2	Form of the Purchase Agreement
99.3	Form of Warrant
99.4	Form of Lock-Up Agreement
99.5	Letter Agreement
99.6	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2021

URBAN TEA, INC.

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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